SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 2) (1)

AvantGo, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05349M100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 05349M100		Page 2 of 5 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Linus Upson

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,798,522
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,798,522
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,522

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.03%

12.	Type of Reporting Person (See Instructions) IN

2

Item 1.

(a)	Name of Issuer:

AvantGo, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

25881 Industrial Blvd.

Hayward, CA 94545

Item 2.

(a)	Name of Persons Filing:

Linus Upson

(b)	Address of Principal Business Office:

P.O. Box 620603

Woodside, CA 94062

(c)	Citizenship:

Mr. Upson is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share.

(e)	CUSIP Number:

05349M100

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable

Item 4.    Ownership

Linus Upson, as of December 31, 2002:

(a)	Amount beneficially owned: 1,798,522

(b)	Percent of class: 5.03%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,798,522

(ii)	Shared power to vote or to direct the vote:

Page 3 of 5 pages.

(iii)	Sole power to dispose or to direct the disposition of: 1,798,522

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2003

By:	/s/ Linus Upson
Linus Upson

Page 5 of 5 pages.